Walter J. Mostek, Jr.

610-993-2233

walter.mostek@dbr.com

April 19, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              SEC Comment Letters dated November 17, 2005, December 12, 2005 and March 7, 2006

Dear Mr. Spirgel:

WorldGate Communications, Inc. (“Worldgate” or the “Company”) has filed herewith a third pre-effective amendment with respect to the registration statement on Form SB-2 (File No. 333-125205), a second pre-effective amendment to the registration statement on Form SB-2 (File No. 333-128109) and a first post-effective amendment to the registration statement on Form SB-2 (File No. 333-117641).

This letter responds to (i) the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to the Company on November 17, 2005 regarding the Company’s current report on Form 8-K filed on November 14, 2005, (ii) the Staff’s comment letter to the Company on December 12, 2005 regarding the Company’s current report on Form 8-K filed on November 23, 2005 and (iii) the comments you made in your letter dated March 7, 2006 relating to the amendments to the Company’s registration statements filed on February 7, 2006 and the amendment to the Company’s annual report for the fiscal year ended December 31, 2004 filed on January 24, 2006.

For your convenience, we have repeated below in bold type the specific comments provided in connection with each of the aforementioned letters and have set forth the response of the Company immediately below the applicable comment.

SEC Letter dated November 17, 2005

1.              We note that you intend to file restated financial statements. Please tell us when you will file them.

Company Response:  The Company filed restated financial statements in connection with the amendments (the “Amendments”) to its annual report on Form 10-K for the fiscal year ended December 31, 2004 and quarterly reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005. In each case, the Amendment was filed with the SEC on January 24, 2006.

2.              When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K or Regulation S-B. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Company Response:  The Company has revised its disclosure under the heading Controls and Procedures in the Amendments.

SEC Letter dated December 12, 2005

1.              Please file a revised 8-K upon the completion of the audit of your restatements discussed in Item 4.01(b) of your Form 8-K filed on November 17, 2005, and the review of your Form 10-Q for the quarter ended September 30, 2005, to include the date upon which the resignation of your auditors is effective. Please note that all portions of the Form 8-K should be updated, including the section regarding any disagreements. A new Exhibit 16 letter will also be required.

Company Response:  In response to the Staff’s comment, the Company has disclosed under Item 9, “Changes in and Disagreements With Accountants on Accounting and Financial Disclosure,” of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) that Grant Thornton LLP’s engagement with the Company ended with its audit of the Amendments and review of the Company’s financial statements included in its quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed on January 24, 2004. Item 9 of the 2005 Form 10-K updates all the information previously reported in the Company’s current report filed on November 23, 2005, including the section regarding any disagreements. As there were no changes to the substance of the information provided under Item 9 of the 2005 Form 10-K as against the current report filed on November 23, 2005, the Company did not file a new Exhibit 16 letter.

2.              When you engage a new independent registered public accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Company Response:  The Company engaged a new independent registered public accountant on January 5, 2006 and filed a current report on Form 8-K on January 9, 2006 regarding the engagement in accordance with Regulation S-K Item 304(a)(2).

SEC Letter dated March 7, 2006

Amendment No. 2 to Form SB-2 (333-125205)

Front Cover Page of Registration Statement

1.                                      Please include the Rule 415 box and related paragraph concerning Rule 415 on the first page of your Form SB-2.

Company Response:  The Company has filed the third amendment to the registration statement on Form S-1 and, accordingly, the form of the amendment, including the front cover page thereof, reflects the requirements of Form S-1.

Summary, page 1

2.                                      Highlight the termination of your video telephony distribution agreement with Motorola that you mention in your Form 8-K filed on February 23, 2006.

Company Response:  The Company has revised its disclosure under the heading “Summary” on page 1 in response to the Staff’s comment.

Risk Factors, page 3

General

3.                                      Discuss in an appropriate risk factor the risks to your financial condition associated with the termination of the Motorola agreement and your historic dependence on the agreement for revenues.

Company Response:  The third amendment to the registration statement was filed on Form S-1 and incorporates by reference the 2005 Form 10-K, including Item 1A thereof, “Risk Factors.” The following risk factors were included in the 2005 Form 10-K in response to the Staff’s comment.

•                  “We will incur increased risks, costs and expenses for marketing and distributing our products, for collection and accounts receivable issues, and for inventory as the result of ending our development and distribution agreement with General Instrument…” page 7.

•                  “We will rely on third parties to provide certain marketing and distribution services for our video phone products. If our vendors fail to deliver their services in an appropriate, reliable, timely and cost-efficient manner, our business will suffer…” page 8.

•                  “With the end of our development and distribution agreement with General Instrument, we will no longer be able to use the Motorola brand in association with our products, or General Instrument’s other resources in marketing and distributing our products…” page 8.

4.                                      Also, describe in a separate risk factor the risks associated with your losing your affiliation with the Motorola brand and your being solely responsible for the sale, marketing and distribution of your video telephony products.

Company Response:  See response to Comment 3 above.

5.                                      Further, address in a separate risk factor the retail and distribution logistical risks associated with the agreement’s being terminated suddenly.

Company Response:  See response to Comment 3 above.

6.                                      In an appropriate risk factor, disclose the risks associated with your reliance on primarily Ojo phones for your business and any technical difficulties that may be associated with the phones.

Company Response:  The following risk factors were included in the 2005 Form 10-K in response to the Staff’s comment.

•                  “We are dependent on a single line of business that currently has no significant history of revenues. We cannot predict our future results because our video phone business has no operating history…” page 7.

•                  “Our video phone technology and products remain subject to significant uncertainty…” page 7.

We are subject to complex and changing rules and regulations…, page 3

7.                                      Please revise to convey that Section 404 of the Sarbanes-Oxley Act and the rules promulgated under it require you to include your assessment of your internal control over financial reporting for your fiscal year ending on or after July 31, 2007, rather than your current suggestion that the compliance date is “effective December 31, 2005.” See the compliance date set forth in Release 33-8618, available on our website. Also note that the Sarbanes-Oxley Act of 2002 was signed into law in July 2002.

Company Response:  As of the end of our fiscal year ended December 31, 2005, the Company is an accelerated filer. Accordingly, the Company is subject to Section 404 of the Sarbanes-Oxley Act effective as of such time. In response to the Staff’s comments, the corresponding risk factor on pages 6 and 7 of the 2005 Form 10-K explains why the Company is now subject to Section 404 and reflects the fact that the Sarbanes-Oxley Act was signed into law in July 2002.

Our stock price is volatile, page 9

8.                                      So that investors may assess the likelihood of the risk, please also include more recent, 2006 stock prices.

Company Response:  The corresponding risk factor on page 11 of the 2005 Form 10-K includes more recent, 2006 stock prices.

Management’s Discussion and Analysis, page 15

9.                                      Please disclose that the financial statements have been restated for the year ended December 31, 2004 and 2003 and for the periods ending September 30, 2004 and 2003 and provide a brief description of the restatement and its effect on the financial statements.

Company Response:  The third amendment to the registration statement was filed on Form S-1 and incorporates by reference the 2005 Form 10-K, including Item 7 thereof, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The disclosure under the heading “Restatement of the Financial Statements” on page 18 of the 2005 Form 10-K was included in response to the Staff’s comment.

10.                               Describe the financial impact created by the loss of the Motorola agreement and how you plan to address any material negative impact in the short- and long-term. Include in your discussion, among other things, any material impact the termination may have on your financing agreements or obligations and any commercial agreements.

Company Response:  The disclosure under the heading “General” on pages 15 and 16 of the 2005 Form 10-K was included in response to the Staff’s comment.

11.                               Discuss any material adjustment you have been making, such as price adjustments (we note your CEO’s statement in The Philadelphia Inquirer dated February 23, 2006 indicating that the company intended on lowering the price of its phones in response to the termination), related to your change in sales, marketing and distribution method. Expound on the changes you have made, or plan to make, within your business and management structure to address your now sole responsibility for sales, marketing and distribution of the Ojo phones.

Company Response:  The disclosure under the heading “General” on pages 15 and 16 and subheading “Revenue Recognition” on pages 16 and 17 of the 2005 Form 10-K was included in response to the Staff’s comment.

Business, page 25

12.                               Disclose additional material developments under the Motorola agreement, such as whether you delivered “acceptable prototypes” to Motorola or entered a particular phase in the agreement before it was terminated.

Company Response:  The third amendment to the registration statement was filed on Form S-1 and incorporates by reference the 2005 Form 10-K, including Item 1 thereof, “Business.” The disclosure under the heading “Material Developments for WorldGate since December 31, 2004” on page 3 of the 2005 Form 10-K was included in response to the Staff’s comment. The 2005 Form 10-K reflects the phase of the agreement at termination, i.e., that the Company had already commenced shipping units to Motorola for purposes of distribution.

13.                               Describe why the agreement was terminated prior to the end of its stated term and whether you plan to replace the relationship with partnerships or agreements with others. Indicate the extent to which Motorola may directly or through other partnerships compete with your business and Ojo phones.

Company Response:  In response to the Staff’s comment, under the “Overview” heading on pages 1 and 2 of the 2005 Form 10-K, the Company has disclosed the material terms surrounding the termination of the agreement with Motorola and the Company’s plan to replace the relationship.

The 2005 Form 10-K describes the reasons for termination of the agreement, i.e., that Motorola and the Company determined that termination of the agreement was in their mutual best interest. Specifically, the Company determined that it was in its own best interest to assume direct responsibility for the advertising, marketing and distribution of its products.

The Company has disclosed in the 2005 Form 10-K that it intends to continue the rollout of Ojo using many of the same distributors, retailers and service providers used in connection with the relationship with Motorola, and plans to expand distribution to service providers and retailers around the world.

The termination agreement prohibits Motorola from competing with the Company’s video phone business through December 31, 2006. The Company does not believe, however, that this term is material inasmuch as the Company believes that it is unlikely Motorola can effectively develop the capabilities necessary to compete with the Company before January 1, 2007.

Financial Statements

14.                               Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Company Response:  The third amendment to the registration statement was filed on Form S-1 and incorporates by reference the 2005 Form 10-K, including the consolidated financial statements therein. With respect to the registration statement, the financial statements incorporated by reference from the 2005 Form 10-K are up-to-date in accordance with Regulation S-X.

Exhibits

15.                               File the Mototech agreement in final form, as required by Item 601 of Regulation S-B and as stated in your August 19, 2005 letter in response to prior comment 38.

Company Response:  In response to the Staff’s comment, the Company has filed the Mototech agreement in final form as an exhibit to the third pre-effective amendment with respect to the registration statement on Form SB-2 (File No. 333-125205). Exhibits A and C to the Mototech agreement are the subject of a confidential treatment request.

16.                               Please include a currently dated consent from your auditor.

Company Response:  The Company has included a currently dated consent from its auditor.

Amendment No. 1 to Form SB-2 (333-128109)

17.                               Please revise your registration statement to comply with the comments above, as applicable.

Company Response:  The Company has amended the registration statement to comply with the comments above, as applicable. In addition, the Company has incorporated the comments above, as applicable, into post-effective amendment no. 1 to Form SB-2 (Registration No. 333-117641), as to which no comments were received from the Staff.

Form 10-KSB/A for the fiscal year ended December 31, 2004

18.                               As exhibits to future periodic report filings, please file certifications that match exactly with the form in Item 601(b)(31) of Regulation S-B. We note that you have included extra phrases at the end of paragraph 4(c) of the officers’ certifications to your 2004 Form 10-KSB, as amended, and all of your 2005 Forms 10-QSB, as amended.

Company Response:  With respect to future periodic report filings, the Company will file certifications that match exactly with the form in Item 601(b)(31)(i) of Regulation S-K. (The Company files its annual reports on Form 10-K and quarterly reports on Form 10-Q.)

*   *   *   *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the comments addressed above to the undersigned at 610-993-2233.

Sincerely yours,

/s/ Walter J. Mostek, Jr.
Walter J. Mostek, Jr.